HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

02042986

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 19 July 2002

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 31 2002
WASH. D.C. 164 SECTION

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Renée Mandersloot

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 1 April 2002

1. COMMERCIAL REGISTER

Date	Language	Change
11 June 2002	English	Issued and paid up capital

2. PRESS RELEASES

Date	Language	Subject
23 April 2002	English	Preview 2002
8 May 2002	English	Announcement to shareholders - dividend

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
2 April 2002	Dutch	Announcement Annual General Meeting of Shareholders
6 April 2002	Dutch	Announcement proposal to appoint Deloitte & Touche at the Annual General Meeting of Shareholders
24 April 2002	Dutch	Announcement Stock Dividend
8 May 2002	Dutch	Announcement Settlement Stock Dividend

4. ACCOUNTS

Language	Subject
None	-

5. OTHER

Date	Language	Subject
23 May 2002	Dutch	Letter to the ABN AMRO Bank requesting the listing of new issued shares
30 May 2002	Dutch	Confirmation of the listing of new issued shares

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

This afternoon, during the annual general meeting of shareholders of Hagemeyer N.V., Chairman Rob ter Haar will confirm the previously announced expectation that sales and results for the first half of 2002 will be lower compared to the same period last year when the company posted a strong performance. Following a disappointing fourth quarter in 2001, market conditions for the core PPS activity and the other activities remained weak. This applies for both North America and Europe where especially in Germany the construction and installation market continues to be very weak. It is expected that these conditions will continue in the second quarter. Despite encouraging news on the economic front the company reiterates that there remains too much uncertainty to express an opinion as to the likelihood of a recovery in the second half of 2002.

Rob ter Haar: "because external market conditions which affect Hagemeyer's sales are beyond our control, we will concentrate on the continued execution of our change program to be in a position to benefit from a future recovery of our markets to the fullest extent possible."

Naarden, April 23, 2002
Hagemeyer N.V.
Board of Management

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Announcement to Shareholders

Reference is made to the advertisement in the Dutch newspapers of April 24, 2002 with respect to the payment of the (final)dividend for the year 2001. Hagemeyer announces that on May 8, 2002 after closing of the stock exchange of Euronext Amsterdam N.V., the ratio of the stock dividend has been determined such that for every 44 existing ordinary shares held, one new ordinary Hagemeyer share of EUR 1.20 nominal value will be issued.

Payment of the dividend and delivery of the shares based on the above exchange ratio will take place as from May 13, 2002.

Naarden, May 8, 2002
HAGEMEYER N.V.
Board of Management